                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (Rule 13d - 101)

          Information To Be Included In Statements Filed Pursuant To
     Rule 13d-1(a) And Amendments Thereto Filed Pursuant To Rule 13d-2(a)

                             (Amendment No. 1)(1)

                             THE RIGHT START, INC.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   766574206
                                (CUSIP Number)


                                  Fred Kayne
                             c/o Fortune Financial
                     1800 Avenue of the Stars, Suite 1112
                        Los Angeles, California  90067
                                (310) 556-2721


                               December 28, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)

                              (Page 1 of 6 Pages)

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(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13D
  CUSIP NO. 766574206                                    Page 1 of 1 Page

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 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      FRED KAYNE
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

      PF, OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                        [_]

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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     NUMBER OF       7    SOLE VOTING POWER

      SHARES              703,171
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             0
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             703,171
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      703,171
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [_]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.2%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     The equity securities to which this statement on Schedule 13D relates are the Common Stock, no par value (the "Common Stock") of The Right Start, Inc., a California corporation (the "Issuer"), with its principal executive offices located at 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361.

     All common share numbers reported herein have been adjusted for a 1-for-2 reverse stock split effective as of December 15, 1998, unless otherwise indicated.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) This statement is filed on behalf of Fred Kayne.

     (b) Mr. Kayne's business address is c/o Fortune Financial, 1800 Avenue of the Stars, Suite 1112, Los Angeles, California 90067.

     (c) Mr. Kayne is President and Chairman of Fortune Financial. Fortune Financial's principal business is investments and its address is 1800 Avenue of the Stars, Suite 1112, Los Angeles, California 90067. Mr. Kayne is also President of Fortune Fashions and Chairman of Big Dog Sportswear. Fortune Fashions' principal business is sportswear manufacturer and its address is 6501 Flotilla Street, Commerce, California 90040-1713. Big Dog Sportswear's principal business is the development and retailing of sportswear and related accessories and its address is 121 Gray Avenue, Suite 300, Santa Barbara, California 93101.

     (d) Mr. Kayne has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Kayne has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws during the last five years.

     (f) Mr. Kayne is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Kayne acquired 2,500 shares of the Issuer's Series B Convertible Preferred Stock (convertible as of the date hereof into 83,333 shares of the Issuer's Common Stock) and 3,500 shares of the Issuer's Series C Convertible Preferred Stock (convertible as of the date hereof into 175,000 shares of the Issuer's Common Stock) in connection with the Issuer's recapitalization, which transaction was completed on December 28, 1998 (the "Recapitalization"). ARBCO Associates, L.P., Kayne Anderson Non-Traditional Investments, L.P., Kayne Anderson Offshore Limited, Offense Group Associates, L.P., Opportunity Associates, L.P., Arthur E. Hall & Company Money Purchase Plan, Strategic Associates, L.P., Cahill Warnock Strategic Partners Fund, L.P., Michael Targoff and The Travelers Indemnity Company participated in the Recapitalization transaction. Pursuant to the Recapitalization, Mr. Kayne exchanged $250,000 principal amount of the Issuer's 11.5% Senior Subordinated Notes together with warrants to purchase 19,791 shares of Common Stock issued therewith for 2,500 shares of the Series B Convertible Preferred Stock, and $350,000 principal amount of the non-interest bearing notes together with warrants to purchase 175,000 shares of Common Stock issued therewith (which warrants were at no time exercisable) for 3,500 shares of Series C Convertible Preferred Stock.

     Mr. Kayne paid $416,462 out of his personal funds borrowed from a stock margin account on collateral at Bear, Stearns & Co. in order to purchase 65,688 shares of Common Stock from the Issuer in the Issuer's rights offering on April 8, 1996.

     Mr. Kayne received warrants to purchase 19,791 shares of Common Stock in connection with his purchase of $250,000 principal amount of the Issuer's 11.5% Senior Subordinated Notes on May 6, 1997.

     Mr. Kayne paid $560,000 out of his personal funds borrowed from a stock margin account on collateral at Goldman, Sachs & Co. in order to purchase 112,000 shares of Common Stock from the Issuer in a private placement on September 4, 1997.

     Mr. Kayne received warrants to purchase 175,000 shares of Common Stock in connection with his purchase of $350,000 principal amount of the Issuer's non-interest bearing notes on April 13, 1998. However, such warrants were at no time exercisable.

     Mr. Kayne has also been granted, since the time of his last report, options entitling him to purchase an aggregate of 17,150 shares of Common Stock.

ITEM 4.    PURPOSE OF TRANSACTION.

     Mr. Kayne acquired 2,500 shares of the Issuer's Series B Convertible Preferred Stock (convertible as of the date hereof into 83,333 shares of the Issuer's Common Stock) and 3,500 shares of the Issuer's Series C Convertible Preferred Stock (convertible as of the date hereof into 175,000 of the Issuer's Common Stock) in connection with the Issuer's Recapitalization. Mr. Kayne currently intends to hold such securities for investment purposes.

     The remainder of the Common Stock acquired by Mr. Kayne was acquired for investment purposes only and Mr. Kayne has no current plan relating to the shares of Common Stock other than to hold them for investment purposes.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Kayne directly, beneficially owns 703,171 shares of the Issuer's Common Stock, or approximately 13.2% of the Issuer's outstanding Common Stock.

     (b) Mr. Kayne has the sole power to vote and dispose, or direct the disposition, of 703,171 shares of the Issuer's Common Stock.

     (c) The following transactions in the Issuer's Common Stock beneficially owned by Mr. Kayne were effected in the last 60 days:

Date               Type    Amount of Securities   Price Per Share    Where/How Transaction Effected
----------------   -----   --------------------   ----------------   -------------------------------
     12/28/98        (1)           19,791               (1)          (1)

     12/28/98        (2)           83,333               (2)          Privately acquired from Issuer

     12/28/98        (3)          175,000               (3)          Privately acquired from Issuer
------------------------------------------

          (1) Represents Common Stock underlying unexercised warrants returned to the Issuer (together with debt securities issued therewith) in exchange for 2,500 shares of Series B Convertible Preferred Stock.

          (2) Represents shares of Common Stock that may be acquired upon conversion of 2,500 shares of Series B Convertible Preferred Stock, without further payment to the Issuer.

          (3) Represents shares of Common Stock may be acquired upon conversion of 3,500 shares of Series C Convertible Preferred Stock, without further payment to the Issuer.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the purchase of the Issuer's Series B Convertible Preferred Stock and Series C Convertible Preferred Stock, Mr. Kayne has entered into a Shareholders' Agreement dated as of December 28, 1998 with the Issuer and certain other investors named therein (the "Shareholders' Agreement"). The Shareholders' Agreement grants preemptive rights on a pro rata basis to each of the parties to the Shareholder's Agreement who continue to hold any shares of preferred stock (or shares of Common Stock issued upon conversion of the preferred stock) with respect to the Issuer's proposed offering of additional securities (other than employee incentive stock options or other stock options, securities issued in a public offering of the Issuer's securities, securities of the Issuer issued in the acquisition of another entity, or securities issued upon conversion or exercise of securities outstanding on the date of issuance of such additional securities). Such preemptive rights are terminable upon the earlier of the transfer or assignment of such holder's shares of preferred stock (or Common Stock received upon conversion of preferred stock) and December 15, 2003.

     Mr. Kayne is a director of the Issuer and is also the brother of Richard Kayne, a principal of Kayne Anderson Investment Management. Kayne Anderson Investment Management owns, directly or indirectly, a substantial portion of the Issuer's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.    The Letter Agreement dated April 6, 1998.

     Exhibit 1.1.  Amendment to Letter Agreement dated April 13, 1998.

     Exhibit 1.2.  Amendment to Letter Agreement dated July 7, 1998.

     Exhibit 2.    Shareholders' Agreement dated December 28, 1998.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 7th day of January 1999.



By:      /s/ Fred Kayne
   ---------------------------
         Fred Kayne